U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                            SUPERIOR OIL AND GAS CO.

                 (Name of small business issuer in its charter)



              NEVADA                                      87-0537621
------------------------------               -----------------------------------
   (State or Jurisdiction of                (I.R.S. Employer Identification No.)
Incorporation or Organization)

                   14910 Northwest 36 Street, Yukon. OK 73099
                   ------------------------------------------
                    (Address of principal executive offices)

                    Issuer's telephone number:  405-350-0404


          Securities to be registered under Section 12(b) of the Act:
                                 Not Applicable


          Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of class)

                                TABLE OF CONTENTS

                                     PART I
                                                                           Page
                                                                           ----

Item  1.  Description  of  Business                                           3

Item  2.  Plan  of  Operations                                               19

Item  3.  Description  of  Properties                                        20

Item  4.  Security  Ownership  of  Certain  Beneficial  Owners  and
            Management                                                       20

Item  5.  Directors and Executive Officers, Promoters and Control
            Persons                                                          21

Item  6.  Executive  Compensation                                            24

Item  7.  Certain Relationships and Related Transactions                     24

Item  8.  Description  of  Securities                                        25

                                    PART II

Item  1.  Market Price of and Dividends on the Registrant's Common
            Equity  and  other  Stockholder  Matters                         26

Item  2.  Legal  Proceedings                                                 27

Item  3.  Changes in and Disagreements with Accountants                      27

Item  4.  Recent  Sales of Unregistered Securities                           28

Item  5.  Indemnification of Directors and Officers                          29

                                    PART F/S
Financial  Statements                                                        30

                                    PART III

Item  1.  Index  to  Exhibits                                                31

Item  2.  Description  of  Exhibits                                          31

                                   SIGNATURES

Signatures                                                                  31

                                     PART I

Item  1.  Description  of  Business.

     Our company, Superior Oil and Gas Co., a Nevada corporation, has two predecessors in interest. On February 22, 1989 there was incorporated under the laws of the State of Utah a corporation named Western States Resources, Inc. On February 24, 1997 there was incorporated under the laws of the State of Nevada a corporation named Western States Resources US Inc. On March 31, 1997 these two corporations merged. The surviving corporation was the Nevada corporation, but it changed its name at the time of the merger to Red River Resources, Inc. On June 5, 1997 Red River Resources, Inc. changed its name to Superior Oil and Gas Co., the present name of this Nevada corporation.

     Our company was in the oil and gas exploration and development business. Our principal properties were two wells in Roger Mills County, Oklahoma, the Selby-Hooper 1-5 Well and the Selby-Hooper 2-4 Well. We devoted most of our resources to placing these two wells into production, but we were hampered by the need for a pipeline connection for our gas reserves and by litigation that extended for several years. On February 28, 2000 we surrendered our interest in the wells to an affiliated company, McCoy Energy Co., from whom we had acquired such interest but had never been able to pay for the interest. We have no commercial operations today, have no full-time employees and own no oil and gas interests or other property. We have debt of $467,309 as of September 30, 2002, of which all but $29,543 represents a legal judgment against our company in the amount of $337,686 that bears interest at the annual rate of ten percent from and after October 14, 1999. Our sole asset is our shareholder base, which may have value for some other company that seeks to create a public market for its securities.

     Our current business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. We have no capital, and it is unlikely that we will be able to take advantage of more than one such business opportunity. We intend to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

     At the present time we have not identified any business opportunity that we plan to pursue, nor have we reached any agreement or definitive understanding with any person concerning an acquisition. We are filing a Form 10-SB on a voluntary basis in order to become a 12(g) registered company under the Securities Exchange Act of 1934. As a "reporting company," we may be more attractive to a private acquisition target because it may thereby be listed to trade its shares on the OTC Bulletin Board.

     It is anticipated that our officers and directors will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of our existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with us. No assurance can be given that we will be successful in finding or acquiring a desirable business opportunity, given that no funds are available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to us or our stockholders.

     Our search will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on Nasdaq SmallCap or a stock exchange (See "Investigation and Selection of Business Opportunities"). We anticipate that the business opportunities presented to us will (i) be recently organized with no operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or (v) have a combination of the characteristics mentioned in (i) through (iv). We intend to concentrate our acquisition efforts on properties or businesses that we believe to be undervalued. Given the above factors, investors should expect that any acquisition candidate may have a history of losses or low profitability.

     We do not propose to restrict our search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of our limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. Our discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

     As a consequence of this registration of our securities, any entity which has an interest in being acquired by, or merging into us, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of us would be issued by us or purchased from our current principal shareholders by the acquiring entity or its affiliates. If stock is purchased from the current shareholders, the transaction is very likely to result in substantial gains to them relative to their purchase price for such stock. In our judgment, none of our officers and directors would thereby become an "underwriter" within the meaning of the Section 2(11) of the Securities Act of 1933, as amended. The sale of a controlling interest by certain of our principal shareholders could occur at a time when the other shareholders of the company remain subject to restrictions on the transfer of their shares.

     Depending upon the nature of the transaction, the current officers and directors of our company may resign management positions with the company in connection with our acquisition of a business opportunity. See "Form of Acquisition," below, and "Risk Factors - The Company - Lack of Continuity in

Management." In the event of such a resignation, our current management would not have any control over the conduct of the company's business following our combination with a business opportunity.

     It is anticipated that business opportunities will come to our attention from various sources, including our officers and directors, our other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. We have no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for us.

     We do not foresee that we would enter into a merger or acquisition transaction with any business with which our officers or directors are currently affiliated. Should we determine in the future, contrary to such foregoing expectations, that a transaction with an affiliate would be in the best interests of the company and its stockholders, the company is in general permitted by Nevada law to enter into such a transaction if:

     - The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

     - The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

     - The contract or transaction is fair as to the company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

Investigation  and  Selection  of  Business  Opportunities
----------------------------------------------------------

     To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. We will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because we may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that we will incur further risks, because management in many instances will not have proved its abilities or effectiveness, the eventual market for such company's products or services will likely not be established, and such company may not be profitable when acquired.

     It is anticipated that we will not be able to diversify, but will essentially be limited to one such venture because of our limited financing. This lack of diversification will not permit us to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase our securities.

     It is emphasized that our management may effect transactions having a potentially adverse impact upon our shareholders pursuant to the authority and discretion of our management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of the our securities should not anticipate that we necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek the stockholders' advice and consent or because state law so requires.

     The analysis of business opportunities will be undertaken by or under the supervision of our officers, who are not professional business analysts. See "Management." Although there are no current plans to do so, our management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since our management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of our limited resources, it is likely that any such fee we would agree to pay would be paid in stock and not in cash. Otherwise, we anticipate that we will consider, among other things, the following factors:

     - Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

     - Our perception of how any particular business opportunity will be received by the investment community and by our stockholders;

     - Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the company to qualify for listing on an exchange or on a national automated securities quotation system, such as Nasdaq, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 recently adopted by the Securities and Exchange Commission. See "Risk Factors - The Company Regulation of Penny Stocks."

     - Capital requirements and anticipated availability of required funds, to be provided by the company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

     -  The  extent  to  which  the  business  opportunity  can  be  advanced;

     - Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

     - Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

     - The cost of participation by the company as compared to the perceived tangible and intangible values and potential; and

     - The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

     In regard to the possibility that our shares would qualify for listing on Nasdaq SmallCap, the current standards include the requirements that the issuer of the securities that are sought to be listed have stockholders' equity of at least $5,000,000 or net income of at least $750,000 in the latest fiscal year or two of the last three fiscal years. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with us would not satisfy the Nasdaq listing criteria.

     No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of our limited capital available for investigation and management's limited experience in business analysis, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

     We are unable to predict when we may participate in a business opportunity. We expect, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

     Prior to making a decision to participate in a business opportunity, we will generally request that we be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial  statements,  or  if  they  are  not  available,  unaudited  financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

     As part of our investigation, our executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the our limited financial resources and management expertise.

     It is possible that the range of business opportunities that might be available for consideration by us could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in our securities until such time as they qualify for listing on Nasdaq or on another exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors - Regulation of Penny Stocks."

     Our  management  believes  that   various  types  of  potential  merger  or
acquisition candidates might find a business combination with us to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with our company to be an attractive alternative.

     There are no loan arrangements or arrangements for any financing whatsoever relating to any business opportunities.

Form  of  Acquisition
---------------------

     It is impossible to predict the manner in which we may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of our company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of our company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. We may act directly or indirectly through an interest in a partnership, corporation or other form of organization.
Implementing such structure may require the merger, consolidation or reorganization of our company with other corporations or forms of business organization, and although it is likely, there is no assurance that our company would be the surviving entity. In addition, our present management and stockholders most likely will not have control of a majority of the voting shares of the company following a reorganization transaction. As part of such a transaction, our existing directors may resign and new directors may be appointed without any vote by stockholders.

     It is likely that our company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, our current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the company by the current officers, directors and principal shareholders. (See "Description of Business - General").

     It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, we may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in our securities may have a depressive effect upon such market.

     We will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

     As a general matter, we anticipate that our company or its officers and principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither our company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

     It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, our inability to pay until an indeterminate future time may make it impossible to procure goods and services.

     In all probability, upon completion of an acquisition or merger, there will be a change in control through issuance of substantially more shares of common stock. Further, in conjunction with an acquisition or merger, it is likely that management may offer to sell a controlling interest at a price not relative to or reflective of any value of the shares sold by management, and at a price which could not be achieved by individual shareholders at the time.

Investment  Company  Act  and  Other  Regulation
------------------------------------------------

     We may participate in a business opportunity by purchasing, trading or selling the securities of such business. We do not, however, intend to engage primarily in such activities. Specifically, we intend to conduct our activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

     Section 3(a) of the Investment Act contains the definition of an "investment company," and it excludes any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries") the value of which exceeds 40% of the value of its total assets (excluding government securities, cash or cash items). We intend to implement our business plan in a manner which will result in the availability of this exception from the definition of "investment company." Consequently, our participation in a business or opportunity through the purchase and sale of investment securities will be limited.

     Our plan of business may involve changes in its capital structure, management, control and business, especially if we consummate a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since we will not register as an investment company, stockholders will not be afforded these protections.

     Any securities which we might acquire in exchange for our Common Stock are expected to be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If we elect to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a distribution, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, we would be required to comply with the provisions of the Act to effect such resale.

     An acquisition made by us may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations  can  be  expected  to  be  a  time-consuming and expensive process.

Competition
-----------

     We expect to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than our company and will therefore be in a better position than us to obtain access to attractive business opportunities. We also will possibly experience competition from other public "blank check" companies, some of which may have more funds available than do we.

No  Rights  of  Dissenting  Shareholders
----------------------------------------

     We do not intend to provide our shareholders with complete disclosure documentation including audited financial statements, concerning a possible target company prior to acquisition, because the Nevada Business Corporation Act vests authority in the Board of Directors to decide and approve matters involving acquisitions within certain restrictions. Any transaction would be structured as an acquisition, not a merger, with the Registrant being the parent company and the acquiree being merged into a wholly owned subsidiary. Therefore, a shareholder will have no right of dissent under Nevada law.

No  Target  Candidates  for  Acquisition
----------------------------------------

     None of our company's officers, directors, promoters, affiliates, or associates have had any preliminary contact or discussion with any specific candidate for acquisition. There are no present plans, proposals, arrangements, or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition transaction.

Administrative  Offices
-----------------------

     We currently maintain a mailing address at 14910 Northwest 36 Street, Yukon, Oklahoma 73099, which is the office address of our president. Other than this mailing address, we do not currently maintain any other office facilities, and do not anticipate the need for maintaining office facilities at any time in the foreseeable future. We pay no rent or other fees for the use of this mailing address.

Employees
---------

     We are now in a development stage company and currently have no employees. Management expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities. Although there is no current plan with respect to its nature or amount, remuneration may be paid to or accrued for the benefit of our officers prior to, or in conjunction with, the completion of a business acquisition for services actually rendered. See "Executive Compensation" and under "Certain Relationships and Related Transactions."

Risk  Factors
-------------

     1. Conflicts of Interest. Certain conflicts of interest may exist between the company and its officers and directors. They have other business interests to which they devote their attention and may be expected to continue to do so, although management time should be devoted to the business of the company. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to the company. See "Management," and "Conflicts of Interest."

     It is anticipated that our officers and directors may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, our officers may consider their own personal pecuniary benefit rather than the best interests of other company shareholders, and the other company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction. See "Conflicts of Interest."

     2. Judgment Debtor Status; Need For Financing. We have no funds and are a judgment debtor in a lawsuit to the extent of a judgment in the principal amount of $337,686 plus interest at an annual rate of ten percent from and after October 14, 1999. As of September 30, 2002, the judgment plus accrued interest amounted to $437,766. The existence of such judgment and our lack of funds may prevent us from taking advantage of any available business opportunities. Even if we should obtain funds sufficient to acquire an interest in, or complete a transaction with, a business opportunity, we may not have enough capital to exploit the opportunity. The ultimate success of the company may depend upon our ability to raise additional capital. We have not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until we determine a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to us.

     3. Regulation of Penny Stocks. Our securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

     In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities Exchange Act of 1934, as amended. Because our securities may constitute "penny stocks" within the meaning of the rules, the rules would apply to our company and to its securities. The rules may further affect the ability of owners of shares to sell the securities of the company in any market that might develop for them.

     Shareholders  should  be  aware  that, according to Securities and Exchange
Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the company's securities.

     4. Lack of Operating History. Superior Oil and Gas, Inc. was formed in February 1989 for the purpose of engaging in the business of oil and gas exploration and development. Due to our inability to obtain a pipeline connection for our natural gas reserves and to litigation concerning our oil and gas interests, we surrendered our oil and gas properties and decided to seek a new opportunity. Due to the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity, our company must be regarded as a new or start-up venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

     5. No Assurance of Success or Profitability. There is no assurance that we will acquire a favorable business opportunity. Even if we should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the our common stock will be increased thereby.

     6. Possible Business - Not Identified and Highly Risky. We have not identified and have no commitments to enter into or acquire a specific business opportunity and therefore can disclose the risks and hazards of a business or opportunity that we may enter into in only a general manner, and cannot disclose the risks and hazards of any specific business or opportunity that we may enter into. An investor can expect a potential business opportunity to be quite risky. Our acquisition of or participation in a business opportunity will likely be highly illiquid and could result in a total loss to our company and its stockholders if the business or opportunity proves to be unsuccessful. See Item 1, "Description of Business."

     7. Type of Business Acquired. The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of our lack of capital, it is more likely than not that any acquisition by us will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

     8. Impracticability of Exhaustive Investigation. Our limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before we commit to it. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if we had more funds available to us, would be desirable. We will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking our participation. A significant portion of our available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

     9. Lack of Diversification. Because of our lack of financial resources, it is unlikely that we will be able to diversify our acquisitions or operations. Our probable inability to diversify our activities into more than one area will subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

     10. Reliance upon Financial Statements. We generally will require audited financial statements from companies that we propose to acquire. Given cases where audited financials are not available, we will have to rely upon interim-period unaudited information received from target companies' management that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide increases the risk that our company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and recent interim operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of our securities.

     Moreover, we will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus will be required to furnish certain information about significant acquisitions, including audited financial statements for any business that it acquires. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by us to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should our company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, we would be exposed to enforcement actions by the Securities and Exchange Commission (the "Commission") and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action would have material, adverse consequences for our company and its business. The imposition of administrative sanctions would subject our company to further adverse consequences.

     In addition, the lack of audited financial statements would prevent our securities from becoming eligible for listing on Nasdaq, or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of our company. Without audited financial statements, we would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

     11. Other Regulation. An acquisition made by our company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of our company.

     12. Dependence upon Management; Limited Participation of Management. We currently have four individuals who are serving as our officers and directors on a part time basis. We will be heavily dependent upon their skills, talents, and abilities to implement our business plan, and may, from time to time, find that the inability of the officers and directors to devote their full time attention to the business of the company results in a delay in progress toward implementing our business plan. See "Management." Because investors will not be able to evaluate the merits of possible business acquisitions by the company, they should critically assess the information concerning the company's officers and directors.

     13. Lack of Continuity in Management. The Company does not have an employment agreement with its officers and directors, and as a result, there is no assurance they will continue to manage the company in the future. In connection with the acquisition of a business opportunity, it is likely the current officers and directors of the company may resign subject to compliance with Section 14f of the Securities Exchange Act of 1934. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the company.

     14. Indemnification of Officers and Directors. Nevada statutes provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the company. The company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the company which it will be unable to recoup.

     15. Director's Liability Limited. Nevada Statutes exclude personal liability of its directors to the company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

     16. Dependence upon Outside Advisors. To supplement the business experience of its officers and directors, the company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the company's president without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the company. In the event the president of the company considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates, if they are able to provide the required services.

     17. Leveraged Transactions. There is a possibility that any acquisition of a business opportunity by the company may be leveraged, i.e., the company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

     18. Competition. The search for potentially profitable business opportunities is intensely competitive. We expect to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than we do. These competitive conditions will exist in any industry in which the company may become interested.

     19. No Foreseeable Dividends. We have not paid dividends on our common stock and do not anticipate paying such dividends in the foreseeable future.

     20. Loss of Control by Present Management and Stockholders. We may consider an acquisition in which we would issue as consideration for the business opportunity to be acquired an amount of our authorized but unissued common stock that would, upon issuance, represent the great majority of the voting power and equity of the company. The result of such an acquisition would be that the acquired company's stockholders and management would control the resultant company, and our company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the company by our current shareholders. In addition, our major shareholders could sell control blocks of stock at a premium price to the acquired company's stockholders.

     21. "Pink Sheets" Public Market. Our common stock is quoted - but infrequently traded - in the "Pink Sheets," a medium for trading that does not provide a "real time" - that is, within 90 seconds of a transaction - record of transactions. No assurance can be given that we can qualify our common stock for trading on the OTC Bulletin Board, where a real-time record does exist, or other stock market. Until such time as we can satisfy a judgment against us in the principal amount of $337,686 plus ten percent interest from and after October 14, 1999, we anticipate that we will not be able to move our common stock from the Pink Sheets up to the OTC Bulletin Board. We can give no assurance that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If an active market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

     22. Rule 144 Sales. Of the 6,274,464 shares of our common stock outstanding, 4,800,000 shares are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of two years. Nonaffiliate shareholders who have held their shares under Rule 144(K) for two years are eligible to have freely tradable shares. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop. All shares become available for resale (subject to volume limitations for affiliates) under Rule 144, one year after date of purchase subject to applicable volume restrictions under the Rule.

     23. Blue Sky Considerations. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not under any circumstances allow the trading or resale of blind-pool or "blank-check" securities. Accordingly, investors should consider the secondary market for the company's securities to be a limited one.

     24. Blue Sky Restrictions. Many states have enacted statutes or rules which restrict or prohibit the sale of securities of "blank check" companies to residents so long as they remain without specific business companies. To the extent any current shareholders or subsequent purchaser from a shareholder may reside in a state which restricts or prohibits resale of shares in a "blank check" company, warning is hereby given that the shares may be "restricted" from resale as long as the company is a shell company.

     In the event of a violation of state laws regarding resale of "blank check" shares the company could be liable for civil and criminal penalties which would be a substantial impairment to the Company.

Item  2.  Plan  of  Operations.

     Our current business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. We have no capital, and it is unlikely that we will be able to take advantage of more than one such business opportunity. We intend to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

     We have experienced significant liquidity problems in recent years and have no capital resources or stockholder's equity. We have no assets and current liabilities of $467,309 as of September 30, 2002.

     We propose to carry out our plan of business as discussed above. We cannot predict to what extent our lack of liquidity and capital resources will impair the consummation of a business combination or whether we will incur further operating losses through any business entity that we may eventually acquire.

     For the current fiscal year, we anticipate incurring a loss as a result of legal and accounting expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. We anticipate that until a business combination is completed with an acquisition candidate, we will not generate revenues, will accrue interest expense of $8,442 each fiscal quarter, and may continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Need  for  Additional  Financing
--------------------------------

     We do not have capital sufficient to meet our cash needs during the next twelve months, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934. We will have to seek loans or equity placements to cover such cash needs. In the event we are able to complete a business combination during this period, the lack of existing capital may be a sufficient impediment to prevent us from accomplishing the goal of completing a business combination. There is no assurance, however, that without funds we will ultimately be able to complete a business combination. Once a business combination is completed, our needs for additional financing are likely to increase substantially.

     No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the company to allow it to cover its expenses as they may be incurred.

     Irrespective of whether our cash assets prove to be inadequate to meet our operational needs, we might seek to compensate providers of services by issuances of stock in lieu of cash.

Item  3.  Description  of  Property.

     The Company has no property. We do not currently maintain an office or any other facilities. We currently maintain a mailing address at 14910 Northwest 36 Street, Yukon, Oklahoma 73099. We pay no rent for the use of this mailing address. We do not believe that we will need to maintain an office at any time in the foreseeable future in order to carry out our plan of operations described herein.

Item  4.       Security  Ownership  of Certain Beneficial Owners and Management.

     The following table sets forth, as of the date of this Registration Statement, the number of shares of common stock owned beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding common stock of the company. Also included are the shares held by all executive officers and directors as a group.

                                                                  Percent of
                                                                 Outstanding
        Person                     No. of Shares                   Shares
--------------------------------------------------------------------------------
Daniel  H.  Lloyd  (1)
14910  NW  36  Street
Yukon,  OK  73099                    5,600,000                       54.5%

Gayla  McCoy
14910  NW  36  Street
Yukon,  OK  73099                            0                          0

Bill  Sparks
1201  East  Britton  Road
Oklahoma  City,  OK  73131                   0                          0

W.R.  Lott  III
107  Fulton  Street
Greenwood,  MS  38935                        0                          0

Gary  Varnell
12210  N.  Sara  Road
Yukon,  OK  73099                    1,202,508                       11.7%

Officers  and  Directors
As  a  Group  (4  persons)           5,600,000                       54.5%

(1) These shares are registered in the name of Lloyds of America Ltd, an Oklahoma corporation under the control of Mr. Lloyd, the CEO, CFO and a director of our company.

Item  5.  Directors  and Executive Officers, Promoters and Control Persons.

     The directors and executive officers currently serving the company are as follows:

                                                       Held      Term
           Person                  Office              Since    Expires
     Daniel H. Lloyd, 56     Director, CEO, CFO        02-99     5-03
     Gayla McCoy, 48         Secretary, Treasurer      02-99     5-03
     Bill Sparks, 72         Director                  02-97     5-03
     W.R. Lott III, 48       Director                  02-97     5-03

     The directors named above will serve until the next annual meeting of the company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of the company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

     The directors and officers of the company will devote such time to the company's affairs on an "as needed" basis, but less than 10 hours per month. As a result, the actual amount of time which they will devote to the company's affairs is unknown and is likely to vary substantially from month to month.

Biographical  Information
-------------------------

     Daniel H. Lloyd. Mr. Lloyd has been the principal owner and chief executive officer for the past 31 years of several oil and gas exploration and development companies, including Lloyds of America, Ltd, and Cactus Energy Company, and since 1998 has been the principal owner and chief executive officer of Big Daddy's BBQ Racing Co. and since 1999 as the principal owner and chief executive officer of Big Daddy's BBQ Sauce & Spices Co., affiliated companies based in Yukon, Oklahoma, whose principal businesses are the manufacturing and distribution of food products. In 1999 he became the chief executive officer and chief financial officer of Superior Oil and Gas Co. Mr. Lloyd devotes approximately five percent of his time to the affairs of Superior Oil and Gas Co.

     Gayla McCoy. Ms. McCoy has been employed since 1998 as the corporate secretary and treasurer of Big Daddy's BBQ Racing Co. and since 1999 as the corporate secretary and treasurer of Big Daddy's BBQ Sauce & Spices Co., affiliated companies based in Yukon, Oklahoma, whose principal businesses are the manufacturing and distribution of food products. She has also been employed since 1995 as the president of McCoy Energy Co. of Yukon, Oklahoma, an oil and gas exploration company. In 1999 she became the secretary and treasurer of Superior Oil and Gas Co. Ms. McCoy devotes approximately five percent of her time to the affairs of Superior Oil and Gas Co.

     Bill Sparks. Mr. Sparks is a geologist and has been employed since 1998 as the geologist of Blue Sky Oil Co. of Irving, Texas.

     W.R. Lott III. From 1992 to the present, Mr. Lott has been and still is the president of Lott Properties, a real estate company, and the vice president of Coats & Co., Inc., a mortgage company, both of Greenwood, Mississippi.

     Management will devote minimal time to the operations of the company, and any time spent will be devoted to screening and assessing and, if warranted, negotiating to acquire business opportunities.

     None of our officers or directors receives any compensation for their respective services rendered to the company, nor have they received such compensation until authorized by the board of directors, which is not expected to occur until the company has generated revenues from operations after consummation of a merger or acquisition. As of the date of filing this report, we have no funds available to pay officers or directors. Further, none of the officers or directors is accruing any compensation pursuant to any agreement with the company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the company for the benefit of its employees.

     It  is  possible  that, after we should successfully consummate a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, we have adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the company's board of directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the company and
further,  to   abstain  from  voting  on  such  transaction.   Therefore,  as  a
practical matter, if each member of the company's board of directors were offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction would not be approved by the company's board of directors as a result of the inability of the board to affirmatively approve such a transaction.

     It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the company. In the event we should consummate a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for his referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the company has no cash available. The amount of such finder's fee cannot be determined as of the date of filing this report, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the company's business plan outlined herein.

     The company has adopted a policy that its affiliates and management shall not be issued further common shares of the company, except in the event discussed in the preceding paragraphs.

     While some of the our officers, directors and insider shareholders may have been involved in transactions involving "shell" corporations which are blank check or blind pool companies, none of them has been previously involved in establishing a blank check or blind pool company offering to be used in a shell transaction. A "blank check" company is a company which is formed without a specified business as its purpose. A "blind pool" company is a company which has raised money through a public or private offering for use to acquire an unspecified, undesignated business or company. Since 1991 when rules for "blind pools" were changed very few "blind pools" have been founded.

Conflicts  of  Interest
-----------------------

     The officers and directors of the company will not devote more than a portion of their time to the affairs of the company. There will be occasions when the time requirements of the company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the company.

     The officers and directors of the company may be directors or principal shareholders of other companies and, therefore, could face conflicts of interest with respect to potential acquisitions. In addition, officers and directors of the company may in the future participate in business ventures which could be deemed to compete directly with the company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the company's officers or directors are involved in the management of any firm with which the company transacts business. The company's board of directors has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers or directors, or in which they or their family members own or hold a controlling ownership interest. Although the board of directors could elect to change this policy, the board of directors has no present intention to do so. In addition, if the company and other companies with which the company's officers and directors are affiliated both desire to take advantage of a potential business opportunity, then the board of directors has agreed that said opportunity should be available to each such company in the order in which such companies registered or became current in the filing of annual reports under the 1934 Act.

     The company's officers and directors may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium over the initial cost of such shares may be paid by the purchaser in conjunction with any sale of shares by the company's officers and directors which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to the company's officers and directors to acquire their shares creates a potential conflict of interest for them in satisfying their fiduciary duties to the company and its other shareholders. Even though such a sale could result in a substantial profit to them, they would be legally required to make the decision based upon the best interests of the company and the company's other shareholders, rather than their own personal pecuniary benefit.

Item  6.  Executive  Compensation.

     On March 28, 2000 we issued 3,600,000 shares of our Common Stock to Lloyd's of America, Inc. in exchange for consulting services, valued at $36,000, related to our oil and gas properties. On August 30, 2002 we issued 2,000,000 shares of our Common Stock to Lloyd's of America, Inc. in exchange for the provision of office space and for clerical services, valued at $20,000. Lloyd's of America is under the management, control and majority ownership of Daniel Lloyd, who is also our chief executive officer, chief financial officer and a director of our company. Lloyd's of America shares office space with our company. The consulting services were performed by Mr. Lloyd and, accordingly, could be deemed to be compensation to him for his services rendered as an officer and a director of our company.

     Although there is no current plan in existence, it is possible that the company will adopt a plan to pay or accrue compensation to its officers and directors for services related to seeking business opportunities and completing a merger or acquisition transaction. See "Certain Relationships and Related Transactions." The company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the board of directors may recommend adoption of one or more such programs in the future.

Item  7.  Certain  Relationships  and  Related  Transactions.

     In 1999 we received from McCoy Energy Company - which is an affiliate of our company through the common control of it and our company by Gayla McCoy, an executive officer of both companies - an assignment of a part of its interest in certain oil and gas leases. Part of the consideration for the assignment was our obligation to pay McCoy Energy Company's share of the operating expense of the leases. We failed to do so, and in 2000 we reassigned to McCoy Energy Company our interest in the leases in exchange for the cancellation of the $98,627 debt owed to it by reason of such failure.

     No officer, director, or affiliate of the company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the company through security holdings, contracts, options, or otherwise.

     The company has adopted a policy under which any consulting or finder's fee that may be paid to a third party or affiliate for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the company is unable to predict whether or in what amount such a stock issuance might be made.

     Although there is no current plan in existence, it is possible that the company will adopt a plan to pay or accrue compensation to its officers and directors for services related to seeking business opportunities and completing a merger or acquisition transaction.

     The company maintains a mailing address at the office of its chief executive officer, Daniel Lloyd, but otherwise does not maintain an office. As a result, it pays no rent and incurs no expenses for maintenance of an office and does not anticipate paying rent or incurring office expenses in the future. It is likely that the company will establish and maintain an office after completion of a business combination.

     Although management has no current plans to cause the company to do so, it is possible that the company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the common stock held by the company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item  8.  Description  of  Securities.

Common  Stock
-------------

     The Company's Articles of Incorporation authorize the issuance of 200,000,000 shares of Common Stock at $0.001 par value. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

     As of October 31, 2002, a total of 10,274,464 common shares were issued and outstanding.

     Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the board of directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the company, holders are entitled to receive, ratably, the net assets of the company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Shareholders
------------

     Each shareholder has sole investment power and sole voting power over the shares owned by such shareholder.

     No shareholder has entered into or delivered any lock up agreement or letter agreement regarding their shares or options thereon. Under Nevada laws, no lock up agreement is required regarding the Company's shares as it might relate to an acquisition.

Transfer  Agent
---------------

     Our registrar and transfer agent for Common Stock is Nevada Agency & Trust Company, 50 West Liberty Street, Reno, NV 89501.

Reports  to  Stockholders
-------------------------

     We plan to furnish our stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event we enter into a business combination with another company, it is our present intention to continue furnishing annual reports to stockholders. We intend to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements, and to file unaudited quarterly reports and annual reports with audited financial statements as required by the Securities Exchange Act of 1934.


                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters.

     Superior Oil and Gas Co.'s shares of common stock earlier traded on the OTC Bulletin Board but trades today in the "Pink Sheets" under the stock symbol "SIOR".

     At October 31, 2002 there were 108 holders of record of our Common Stock. One of these shareholders is CEDE & Co., which holds 844,835 shares for an indeterminate number of beneficial stockholders whose shares are held in their brokerage accounts. The board of directors does not anticipate paying dividends at any time in the foreseeable future.

Item  2.  Legal  Proceedings.

     We are not, and none of our property is, a party to any pending legal proceedings, and no such proceedings are known to be contemplated. We are, however, a judgment debtor in the case of Gotz Werner & Roman Werner v. Daniel Lloyd, McCoy Energy Co., Superior Oil and Gas Co., and Big Daddy's BBQ Sauce & Spices Co., Superior Court of Arizona, Maricopa County, No. CV 99-11813. The principal amount of the judgment is $337,686 with ten percent interest accruing from and after October 14, 1999. As of September 30, 2002, the amount of the judgment including interest was $437,766 with interest accruing in the quarterly amount of $8,442.

     Daniel Lloyd, McCoy Energy Co. and Big Daddy's BBQ Sauce & Spices Co. are also judgment debtors in this litigation, each to the same extent and in the same amount as our company. Daniel Lloyd is the chief executive officer, chief financial officer and a director of our company. McCoy Energy Co. is under the control of Gayla McCoy, the secretary and treasurer of our company. Big Daddy's BBQ Sauce & Spices Co. is under the control of Mr. Lloyd and Ms. McCoy.


Item  3.  Changes  in  and  Disagreements  with  Accountants.

     In February 2002 we dismissed our principal independent accountant, John R. Benjamin, P.C. of Scottsdale, Arizona.

     Mr. Benjamin's report on our financial statements for the fiscal year ended December 31, 2000 contained a disclaimer of opinion based upon "the significance of [four expressed] uncertainties":

     1. The auditor stated in his report that there is substantial doubt about our ability to continue as a going concern by reason of a judgment filed against us in an amount that management is unable to anticipate the financial ability to satisfy, based on our financial condition as of August 8, 2001.

     2. The auditor stated in his report that there is substantial doubt about our ability to continue as a going concern by reason of our having surrendered our rights to oil and gas leases that were substantially all our assets and our not having acquired additional assets.

     3 and 4. The auditor stated in his report that detailed records had not been maintained and certain prior-year records and supporting data were not available for the audit in regards to oil and gas leases, which prevented the auditor from satisfying himself (i) as to the value of our working interests in oil and gas leases that we surrendered to a related party and (ii) as to the amount of loss from discontinued operations.

     The decision to change accountants was recommended by the board of directors.

     There were disagreements with the former accountant, not resolved, on matters of our accounting practices which, because they were not resolved to the satisfaction of the former accountant, caused it to make reference to the subject matter of the disagreements in his report. Essentially, the former auditor maintained that we did not have the records and supporting data necessary to develop reliable financial statements. The subject matter of this is set forth above in item 3 under the second paragraph of this Item.

     We next hired an internal accountant to bring our records up to date in order that we could hire a new independent accountant to audit our financial statements. Then, on April 22, 2002 we engaged new principal independent accountants, the firm of Sutton Robinson Freeman & Co., P.C. of Tulsa, Oklahoma, to audit our financial statements. We advised the new accountants of the former accountant's disclaimer of opinion and of the reasons stated by the former accountant, as set forth above, for the disclaimer. An audit was commenced and completed by the new accountants. Its report is a "clean report," subject only to going concern considerations that are substantially the same as those of the former auditor.

     We have requested the new accountants to review the above disclosures and have given them the opportunity to furnish us with a letter addressed to the Commission containing any new information, clarification of the expression of our views, or the respects in which they do not agree with the statements made above. Any such letter we received or receive in the future shall be filed as an exhibit to this registration statement or an amendment thereto.

     We have also provided the former accountant with a copy of the disclosures we have made in response to this Item and requested that he furnish a letter addressed to the Commission stating whether he agrees or disagrees with our statements and, if not, stating the respects in which he disagree. The former accountant furnished such a letter. It is filed as Exhibit 16.

Item  4.  Recent  Sales  of  Unregistered  Securities.

     During the last three years, Superior Oil and Gas Co. sold shares of its Common Stock to the persons listed in the table below in transactions summarized as follows:

                                        Date of       No. of
                  Person                Purchase      Shares     Consideration
           Lloyd's of America, Ltd.     03-28-00     3,600,000       (1)
           Gregory C. Webb              06-28-01        20,000       (2)
           Lloyd's of America, Ltd.     08-30-02     2,000,000       (3)

(1) Issued in exchange for consulting services in the amount of $36,000 with regard to the issuer's oil and gas properties. The president, a director and the controlling shareholder of Lloyd's of America, Ltd. is Daniel Lloyd, the chief executive officer, chief financial officer and a director of Superior Oil and Gas Co.

(2)  Issued  in  exchange  for  debt  of  $200.

(3) Issued in exchange for the provision of office space and clerical services valued at $20,000. The president, a director and the controlling shareholder of Lloyd's of America, Ltd. is Daniel Lloyd, the chief executive officer, chief financial officer and a director of Superior Oil and Gas Co.

     Each of the sales listed above was made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933, as amended and Regulation D as promulgated thereunder. Based upon subscription agreements completed by each of the subscribers, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. All purchasers represented they were accredited investors as that term is defined under Regulation D. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

Item  5.  Indemnification  of  Directors  and  Officers.

     The Nevada statutes provide that the company may indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

                                    PART F/S

     The following financial statements of Superior Oil & Gas Co. are presented:

Independent  Auditors'  Report                                              F-1
Balance  Sheets  December  31,  2001  and  2000                             F-2
Statements  of  Operations  for  the  years  ended
     December  31,  2001  and  2000                                         F-3
Statements  of  Cash  Flows  for  the  years  ended
     December  31,  2001  and  2000                                         F-4
Statement  of  Changes  in  Shareholders'  Equity
     for  the  years  ended  December  31,  2001  and  2000                 F-5
Notes  to  Financial  Statements  December  31,  2001  and  2000            F-6
Interim  (unaudited)  Balance  Sheet  September  30,  2002
     and  December  31,  2001                                               F-9
Interim  (unaudited)  Statements  of  Operations  for  the
     nine  months  ended  September  30,  2002  and  2001                  F-10
Interim  (unaudited)  Statement  of  Cash  Flows  for  the
     nine  months  ended  September  30,  2002  and  2001                  F-11
Notes  to  Financial  Statements  (unaudited)  September  30,
     2002  and  2001                                                       F-12

                          Independent Auditors' Report



Board  of  Directors  and  Shareholders
Superior  Oil  &  Gas,  Co.

We have audited the accompanying balance sheets of Superior Oil & Gas Co. as of December 31, 2001 and 2000, and the related statements of operations, cash flows, and changes in shareholders' equity for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2001 and 2000 financial statements referred to above present fairly, in all material respects, the financial position of Superior Oil & Gas Co. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the company will continue as a going concern. However, as discussed in Note 5 to the financial statements there has been a judgment filed against the Company. Based upon the current financial condition of the Company, management does not anticipate the ability to satisfy the judgment. Additionally as discussed in
Note 3 to the financial statements the Company surrendered the right to the working interest in oil and gas leases, which were all of the remaining assets of the Company, and therefore does not have any income producing assets at this time. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


/s/Sutton  Robinson  Freeman  &  Co.,  P.C.
-------------------------------------------
Sutton  Robinson  Freeman  &  Co.,  P.C.
Certified  Public  Accountants
Tulsa,  Oklahoma
April  22,  2002

                            SUPERIOR OIL and GAS CO.
                                 BALANCE SHEETS
                           DECEMBER 31, 2001 and 2000

                                     ASSETS
                                                            2001        2000
                                                         ----------  ----------
  Total  Assets                                          $       -   $       -
                                                         =========   ==========

                      Liabilities and Shareholders' Equity

Current  liabilities                                        25,822       15,579
  Accounts  Payable
  Legal  judgment                                          412,440      378,671
                                                         ---------   ----------

  Total  current  liabilities                              438,262      394,250
                                                         ---------   ----------

Shareholders'  Equity
  Common  stock,  $0.001  par  value,
    200,000,000  shares  authorized  6,274,464
    shares  outstanding  at  December  31,  2001
    and  6,254,464  shares  outstanding  at
    December  31, 2000                                       6,274        6,254
  Additional  paid-in  capital                             516,100      515,920
  Accumulated  deficit                                    (960,636)    (916,424)
                                                         ---------   ----------

  Total  shareholders'  equity                            (438,262)    (394,250)
                                                         ---------   ----------

  Total  liabilities  and  shareholders'  equity         $       -   $        -
                                                         =========   ==========

See Accompanying Notes to Financial Statements
See Accountant's Report

                            SUPERIOR OIL and GAS CO.
                            STATEMENT OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2001

                                                            2001        2000
                                                         ----------  ----------
Revenue                                                  $        -  $        -
                                                         ----------  ----------

Operating  Expenses
  Office                                                     10,243      15,581
  Consulting                                                    200      36,000
  Judgment                                                   33,769     378,671
                                                         ----------  ----------
                                                             44,212     430,252
                                                         ----------  ----------

Loss  before  income  taxes                                 (44,212)   (430,252)

Income tax expense (benefit)                                      -           -
                                                         ----------  ----------

Loss  from  continuing  operations                          (44,212)   (430,252)

Discontinued  operations
  Loss  on  assignment  of  working  interest
    in  oil  and  gas  leases                                     -     (98,627)
                                                         ----------  ----------

Net  loss                                                $  (44,212) $ (528,879)
                                                         ==========  ==========

Loss  per  Share:
  Weighted average shares outstanding                     6,269,494   3,363,259
                                                         ==========  ==========

  Earnings  (loss)  per  share                           $    (0.01) $    (0.16)
                                                         ==========  ==========

See  Accompanying  Notes  to  Financial  Statements
See  Accountants  Report

                            SUPERIOR OIL and GAS CO.
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 and 2000

                                                            2001        2000
                                                         ----------  ----------
Cash  flows  from  operating  activities:

  Net  loss  from  continuing  operations                $ (44,212)  $ (430,252)

Adjustment to reconcile net loss to net cash provided by (used by operating activities):

  Common  stock  issued  for  expenses                         200       36,000
  Loss  on  discontinued  operations                             -      (98,627)

Increase  (decrease)  in  liabilities:

  Accounts  payable                                         44,012      292,877
                                                         ---------   ----------

Net cash flows by operating activities                           -     (200,002)

Cash flows from investing activities                             -            -

Cash  flows  from  financing  activities                         -            -

  Disposition of assets                                          -      200,000
                                                         ---------   ----------

Decrease  in  cash                                               -           (2)

Cash  beginnings  of year                                        -            2
                                                         ---------   ----------

Cash  end  of  year                                      $       -   $        -
                                                         =========   ==========

See  Accompanying  Notes  to  Financial  Statements
See  Accountants  Report

                            SUPERIOR OIL and GAS CO.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2001 and 2000

                                  Common
                                  Shares      Common   Paid-In   Accumulated
                                Outstanding    Stock   Capital     Deficit      Totals
                                -----------  -------  ---------  ------------  ---------
Balance December 31, 1999        2,655,260   $ 2,655  $ 483,520   $ (387,545)  $  98,630

Common  stock  issued            3,599,204     3,599     32,400            -      35,999

Net  loss                                -         -          -     (528,879)   (528,879)
                                 ---------   -------  ---------   ----------   ---------

Balance December 31, 2000        6,254,464   $ 6,254  $ 515,920   $ (916,424)  $(394,250)

Common  stock  issued               20,000        20        180                      200

Net  loss                                -         -          -      (44,212)    (44,212)
                                 ---------   -------  ---------   ----------   ---------

Balance December 31, 2001        6,274,464   $ 6,274  $ 516,100   $ (960,636)  $(438,262)
                                 =========   =======  =========   ==========   =========
















See  Accompanying  Notes  to  Financial  Statements
See  Accountants  Report

                            SUPERIOR OIL AND GAS CO.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


1.   Organization

     Superior Oil and Gas, Co. (the Company) was incorporated on February 22, 1989, as a Utah corporation under the name Western States Resources, Inc. On March 31, 1997, the Company was merged with another company, Western States Resources US, Inc. (a Nevada corporation) under the pooling of interests method and immediately changed its name to Red River Resources, Inc. On June 4, 1997, the Company changed its name to Superior Oil and Gas, Co. The purpose of the Company has been to engage in the development of oil and gas properties.


2.   Summary  of  Significant  Accounting  Policies

     Method  of  accounting:

     The Company recognizes income and expenses based on the accrual method of accounting.

     Earnings  per  share:

     Earnings (loss) per share amounts are computed on the weighted average number of shares actually outstanding.

     Cash  and  cash  equivalents:

     For purposes of reporting cash flows, the Company considers cash in checking accounts, savings accounts and certificates of deposit to be cash equivalents.

     Use  of  estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities disclosed at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Fixed  assets:

     The Company records all purchases of fixed assets and oil and gas leases at cost.

                            SUPERIOR OIL AND GAS CO.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


     Income  taxes:

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes.

     The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

3.   Related  Party  Transactions

     During 1999 and a portion of 2000 the Company held an assignment of a working interest in oil and gas leases from a related party company. During this time period the Company also absorbed and paid operating costs to the related party company for its interest percentage in the leases.

     In February 2000 the Board of Directors of the Company elected to return to the related party all of the Company's working interest in the oil and gas leases, in consideration for the cancellation of a payable due the related party company. The payable due the related party company was the result of the Company's inability to keep current with the interest percentage of the operating costs associated with the leases. The related company is majority owned and controlled by a majority shareholder of the Company.

     The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures, which also may require their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolutions of such conflicts.

     The Company shares office facilities with a related party company, but is not obligated to pay rent to the related party company.

     The Company also paid $36,000 and $200 to a related party for consulting fees in 2000 and 2001 respectively. These payments were made through the issuance of 3,599,234 and 20,000 common shares of Superior Oil and Gas Co. in 2000 and 2001 respectively.

                            SUPERIOR OIL AND GAS CO.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


4.   Income  Taxes

     As of December 31, 2001 and 2000 the Company had substantial net operating losses. Net operating losses and book and tax differences are required by generally accepted accounting standards to be recorded. Book and tax differences are not required to be recorded when the consequences of these differences might not be realized. The Company has substantial net operating losses, which will expire over the next 5 to 15 years, which may or may not be realized which would be dependant on future earnings which are currently uncertain.

5.   Going  Concern

     The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As discussed in note 3, the Company has relinquished all income generating assets and currently has a $412,440 judgment filed against the Company. The judgment will continue to accrue interest at 10% per year. The Company is currently unable to pay any of the judgment amount filed against it. This judgment has also been filed against four other related party companies. Management is still unclear as to what steps it needs to implement in regards to acquiring any new interests in the oil and gas industry or developing other forms of working capital. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

6.   Earnings  per  Share

     The Company computes net income (loss) per share in accordance with SFAS No. 128, Earnings per Share and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98 basic net income
     (loss) per share is calculated by dividing net income (loss) available to common stockholders for the period by the weighted average number of common shares outstanding during the period.

                            SUPERIOR OIL and GAS CO.
                                 BALANCE SHEETS
                    SEPTEMBER 30, 2002 AND DECEMBER 31, 2001
                                  (unaudited)

                                                    September 30,  December 31,
                                                         2002          2001
                                                    -------------  ------------
Assets                                              $          -   $          -
                                                    ------------   ------------

                      Liabilities and Shareholders' Equity

Current  liabilities                                      29,543         25,822

Other  liabilities
  Legal  judgment                                        437,766        412,440
                                                    ------------   ------------

  Total  liabilities                                     467,309        438,262
                                                    ------------   ------------

Shareholders'  Equity
  Common  stock,  $0.001  par  value,
  200,000,000  shares  authorized  6,274,464
  shares  outstanding  at  December  31,  2001
  and 8,274,464 shares at September 30, 2002               6,474          6,274
Additional  paid-in  capital                             535,900        516,100
Accumulated  deficit                                  (1,009,683)      (960,636)
                                                    ------------   ------------

  Total  shareholders'  equity                          (467,309)      (438,262)
                                                    ------------   ------------

Total liabilities and shareholders' equity          $          -   $          -
                                                    ============   ============


See  Accompanying  Notes  to  Financial  Statements

                            SUPERIOR OIL and GAS CO.
                            STATEMENTS OF OPERATIONS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
                                  (unaudited)


                                                            2002        2001
                                                         ----------  ----------
Revenue                                                  $        -  $        -
                                                         ----------  ----------

Operating  Expenses
  Office                                                     23,721       7,500
  Consulting                                                      -         200
  Judgment                                                   25,326      25,326
                                                         ----------  ----------
                                                             49,047      33,026
                                                         ----------  ----------

Loss  before  income  taxes                                 (49,047)    (44,212)

Income tax expense (benefit)                                      -           -
                                                         ----------  ----------

Net  loss                                                $  (49,047) $  (44,212)
                                                         ==========  ==========

Loss  per  Share:
  Weighted average shares outstanding                     6,274,464   6,269,494
                                                         ==========  ==========

  Earnings  (loss)  per  share                           $    (0.01) $    (0.01)
                                                         ==========  ==========


See  Accompanying  Notes  to  Financial  Statements

                            SUPERIOR OIL and GAS CO.
                            STATEMENT OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 and 2001
                                  (unaudited)

                                                            2002        2001
                                                         ----------  ----------

Cash  flows  from  operating  activities:
  Net  loss                                              $  (49,047) $  (44,212)

Adjustment to reconcile net loss to net cash provided by (used by operating activities:

  Common  stock  issued  for  expenses                            -         200


Increase  (decrease)  in  liabilities:

  Accounts  payable                                          29,047      44,012
                                                         ----------  ----------

Net  cash  flows  by  operating  activities                 (20,000)          -

Cash flows from investing activities                              -           -

Cash flows from financing activities                         20,000           -

  Disposition of assets                                           -           -
                                                         ----------  ----------

Decrease  in  cash                                                -           -

Cash beginnings of year                                           -           -
                                                         ----------  ----------

Cash  end  of  year                                      $        -  $        -
                                                         ==========  ==========



See  Accompanying  Notes  to  Financial  Statements

                            SUPERIOR OIL AND GAS CO.
                          NOTES TO FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2002 AND 2001


1.   Organization

     Superior Oil and Gas, Co. (the Company) was incorporated on February 22, 1989, as a Utah corporation under the name Western States Resources, Inc. On March 31, 1997, the Company was merged with another company, Western States Resources US, Inc. (a Nevada corporation) under the pooling of interests method and immediately changed its name to Red River Resources, Inc. On June 4, 1997, the Company changed its name to Superior Oil and Gas, Co. The purpose of the Company has been to engage in the development of oil and gas properties.


2.   Summary  of  Significant  Accounting  Policies

     Method  of  accounting:

     The Company recognizes income and expenses based on the accrual method of accounting.

     Earnings  per  share:

     Earnings (loss) per share amounts are computed on the weighted average number of shares actually outstanding.

     Cash  and  cash  equivalents:

     For purposes of reporting cash flows, the Company considers cash in checking accounts, savings accounts and certificates of deposit to be cash equivalents.

     Use  of  estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities disclosed at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Fixed  assets:

     The Company records all purchases of fixed assets and oil and gas leases at cost.

                            SUPERIOR OIL AND GAS CO.
                          NOTES TO FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2002 AND 2001


     Income  taxes:

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes.

     The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

3.   Related  Party  Transactions

     During 1999 and a portion of 2000 the Company held an assignment of a working interest in oil and gas leases from a related party company. During this time period the Company also absorbed and paid operating costs to the related party company for its interest percentage in the leases.

     In February 2000 the Board of Directors of the Company elected to return to the related party all of the Company's working interest in the oil and gas leases, in consideration for the cancellation of a payable due the related party company. The payable due the related party company was the result of the Company's inability to keep current with the interest percentage of the operating costs associated with the leases. The related company is majority owned and controlled by a majority shareholder of the Company.

     The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures, which also may require their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolutions of such conflicts.

     The Company shares office facilities with a related party company, but is not obligated to pay rent to the related party company.

     The Company also paid $200 to a related party for consulting fees in 2001. This payment was made through the issuance of 20,000 common shares of Superior Oil and Gas Co.

                            SUPERIOR OIL AND GAS CO.
                          NOTES TO FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2002 AND 2001


4.   Income  Taxes

     As of December 31, 2001 and 2000 the Company had substantial net operating losses. Net operating losses and book and tax differences are required by generally accepted accounting standards to be recorded. Book and tax differences are not required to be recorded when the consequences of these differences might not be realized. The Company has substantial net operating losses, which will expire over the next 5 to 15 years, which may or may not be realized which would be dependant on future earnings which are currently uncertain.

5.   Going  Concern

     The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As discussed in note 3, the Company has relinquished all income generating assets and currently has a $412,440 judgment filed against the Company. The judgment will continue to accrue interest at 10% per year. The Company is currently unable to pay any of the judgment amount filed against it. This judgment has also been filed against four other related party companies. Management is still unclear as to what steps it needs to implement in regards to acquiring any new interests in the oil and gas industry or developing other forms of working capital. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

6.   Earnings  per  Share

     The Company computes net income (loss) per share in accordance with SFAS No. 128, Earnings per Share and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98 basic net income
     (loss) per share is calculated by dividing net income (loss) available to common stockholders for the period by the weighted average number of common shares outstanding during the period.

                                    PART III

Item  1.     Index  to  Exhibits  and
Item  2.     Description  of  Exhibits.

     The  following  exhibits  are  filed  with  this  Form  10-SB  Registration
Statement:

     Exhibit                    Description                             Page

     3(i)                Articles  of  Incorporation                      33
     3(ii)               Bylaws                                           47
    16                   Letter on Change in Certifying Accountant        66




                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        SUPERIOR  OIL  AND  GAS  CO.


                                        By:/s/  Daniel  Lloyd
                                           -------------------------------------
                                           Daniel  Lloyd,  President

                                        By:/s/  Gayla  McCoy
                                           -------------------------------------
                                           Gayla  McCoy,  Secretary

DATED:  January  16,  2003

                             Superior Oil & Gas Co.
                    Commission File No.
                                       -------------------

                                   Form 10-SB
                                Index to Exhibits


     The  following  exhibits  are  filed  with  this  Form  10-SB  Registration
Statement:

     Exhibit                    Description                             Page

     3(i)                Articles  of  Incorporation                      33
     3(ii)               Bylaws                                           47
    16                   Letter on Change in Certifying Accountant        66

              FILED
       IN THE OFFICE OF THE
     SECRETARY OF STATE OF THE
         STATE OF NEVADA
          FEB 16 1999
          No. C3682-97
        /s/ Dean Heller
DEAN HELLER, SECRETARY OF STATE

                            CERTIFICATE OF AMENDMENT
                      TO THE ARTICLES OF INCORPORATION OF
                             SUPERIOR OIL & GAS CO.

     Pursuant to the provisions of the Nevada Revised Statutes, SUPERIOR OIL AND GAS CO., a Nevada corporation, adopts the following amendment to its Articles of
Incorporation:

     1. The undersigned hereby certify that on the 27th day of April 1998, a Special Meeting of the Board of directors was duly held and convened at which there was present a quorum of the Board of Directors acting throughout all proceedings, and at which time the following resolution was duly adopted by the Board of Directors:

BE IT RESOLVED: That Article Four of the Articles of Incorporation currently on file with the Secretary of State's office be amended to provide that the Corporation shall have the authority to issue an aggregate of TWO HUNDRED MILLION (200,000,000) shares of voting common stock, par value ONE MILL ($0.001) per share, and no other class of stock shall be authorized.

     2. Pursuant to the provisions of the Nevada Revised Statutes, the Board of Directors hereby consent to the adoption of the Amendment to Article Four of the Articles of Incorporation as follows:

     ARTICLE FOUR: (CAPITAL STOCK) The Corporation shall have the authority to issue an aggregate of TWO HUNDRED MILLION (200,000,000) shares of voting Common stock, par value ONE MILL ($0.001) per share, and no other class of stock shall be authorized.

     3. Written approval was obtained by the holders of a majority of the outstanding shares and said increase in capitalization was authorized by a resolution duly adopted by the Board of Directors of the Corporation.


                                                                    Exhibit 3(i)

     IN WITNESS WHEREOF, the undersigned being the President and Secretary of SUPERIOR OIL & GAS CO., a Nevada corporation, hereunto affix their signature this 27th day of April 1998.

                                          SUPERIOR  OIL  &  GAS  CO.


                                          By:/s/  Daniel  C.  Sparks
                                             -----------------------------------
                                             DANIEL  C.  SPARKS
                                             President/Secretary


COUNTY  OF  CANADIAN

STATE  OF  OKLAHOMA

     Signed before me on April 27, 1998 by Daniel O. Sparks, known to be the person described in and who executed the foregoing instrument.

     IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year first above written.


                                          /s/  Gayla  S.  McCoy
                                          --------------------------------------
                                          NOTARY  PUBLIC
[Seal]

My  Commission  Expires:  9-24-2000






                                                                    Exhibit 3(i)

               FILED
        IN THE OFFICE OF THE
    SECRETARY OF STATE OF THE
         STATE OF NEVADA
           JUN 05 1997
          No. C3682-97
        /s/ Dean Heller
DEAN HELLER, SECRETARY OF STATE


                            CERTIFICATE OF AMENDMENT
                      TO THE ARTICLES OF INCORPORATION OF
                            RED RIVER RESOURCES, INC.

                                  * * * * * *

     Pursuant to the provisions of the Nevada Revised Statutes, RED RIVER RESOURCES, INC., a Nevada corporation, adopts the following amendment to its Articles of Incorporation:

     1. The undersigned hereby certify that on the 4th day of June, 1997, a Special Meeting of the Board of Directors was duly held and convened at which there was present a quorum of the Board of Directors acting throughout all proceedings, and at which time the following resolution was duly adopted by the Board of Directors:

          BE IT RESOLVED: That the President and Secretary of the Corporation are hereby ordered and directed to obtain the written consent of stockholders owning at least a majority or the voting power of the outstanding stock of the corporation for the following purpose:

          To amend Article One to provide that the name of the corporation shall be changed from RED RIVER RESOURCES, INC. to SUPERIOR OIL AND GAS CO.

     2.   Pursuant  to  the  provisions  of  the  Nevada  Revised  Statutes,   a
majority of the stockholders holding 1,000 shares of the 1,000 shares outstanding of RED RIVER RESOURCES, INC. gave their written consent to the adoption of the Amendment to Article One of the Articles of Incorporation as follows:



                                                                    Exhibit 3(i)

              ARTICLE ONE. [NAME]. The name of the corporation is:

                            SUPERIOR OIL AND GAS CO.

     IN WITNESS WHEREOF, the undersigned being the President and Secretary of RED RIVER RESOURCES, INC., a Nevada corporation, hereunto affix their signatures this 4th day of June, 1997.

                                    RED  RIVER  RESOURCES,  INC.


                                    By:/s/  Daniel  C.  Sparks
                                       -----------------------------------------
                                       Daniel  Sparks
                                       President/Secretary



STATE  OF  OKLAHOMA          )
                             )  ss.
COUNTY  OF  OKLAHOMA         )

     On the 4th day of June, 1997, before me, the undersigned, a Notary Public, personally appeared Daniel Sparks, President and Secretary of RED RIVER RESOURCES, INC., a Nevada corporation, known to be the person described in and who executed the foregoing instrument, and who acknowledged to me that he executed the same freely and voluntarily and for the uses and purposes therein mentioned.

     IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year first above written.


                                    /s/  Gayla  S.  McCoy
                                    --------------------------------------------
                                    NOTARY  PUBLIC
                                    Residing  in  Oklahoma
My  Commission  Expires:
9/24/2000








                                                                    Exhibit 3(i)

               FILED
         IN THE OFFICE OF THE
       SECRETARY OF STATE OF THE
          STATE OF NEVADA
           MAY 12 1997
          No. C3682-97
        /s/ Dean Heller
DEAN HELLER, SECRETARY OF STATE


                               ARTICLES OF MERGER
                               ------------------

     These ARTICLES OF MERGER ("Articles"), made and entered into this 31st day of March 1997, by and between WESTERN STATES RESOURCES INC., a Utah corporation (hereinafter referred to as "the Utah corporation") and WESTERN STATES RESOURCES U.S. INC., a Nevada corporation (hereinafter referred to as "the Nevada corporation"). These Articles are adopted pursuant to the requirements of
Section 78.458 of the Nevada Revised Statutes and the Utah Code Annotated, as amended. All such laws permit the merger described hereinafter, subject to the terms and conditions set forth as follows:

                                    ARTICLE I
                    [INCORPORATION AND SURVIVING CORPORATION]

     Western States Resources Inc., a Utah corporation, was organized as a Utah corporation on February 22, 1989. Western States Resources U.S. Inc., a Nevada corporation, was organized as a Nevada corporation on February 24, 1997. Western States Resources U.S. Inc., a Nevada corporation, is the surviving corporation.

                                   ARTICLE II
                                [BOARD APPROVAL]

     The Merger Agreement was adopted unanimously by the Boards of Directors of Western States Resources Inc., a Utah corporation, and Western States Resources U.S. Inc., a Nevada corporation, on March 19, 1997.

                                  ARTICLE III
                             [STOCKHOLDER APPROVAL]

     The Merger Agreement was adopted by the Stockholders of the Nevada corporation at a Special Meeting held on March 19, 1997. There were present in person or by Proxy 1,000 shares of the 1,000 shares outstanding. Western States Resources U.S. Inc., a Nevada corporation, has one class of shares only, and each share is entitled to one (1) vote on all matters submitted to the stockholders. There were 1,000 shares voting for the merger, which constitutes all of the outstanding stock. There were no shares voting against the merger and no shares abstaining.

                                                                    Exhibit 3(i)

     The Merger Agreement was adopted by the stockholders of Western States Resources, a Utah corporation, at a Special Meeting held on March 19, 1997. There were present in person or by proxy 9,000,000 shares of the 13,623,600 shares outstanding. The Utah corporation has one class of shares only, and each share is entitled to one (1) vote on all matters submitted to the stockholders. There were 9,000,000 shares voting for the merger, which constitutes in excess of a majority of the outstanding stock. There were no shares voting against the merger and no shares abstaining.

     The number of shares cast in favor of the merger by the stockholders of both the Utah corporation and the Nevada corporation were sufficient for approval of the merger by the stockholders of each corporation.

                                   ARTICLE IV
                            [AMENDMENTS TO ARTICLES]

     The Articles of Incorporation of the surviving corporation, the Nevada corporation, as presently on file, will be amended as follows as a result of the merger:

                      The name of the Corporation shall be

                            RED RIVER RESOURCES, INC.
                            -------------------------

                                    ARTICLE V
                              [EXCHANGE OF SHARES]

     The shares of the Utah corporation will be converted into shares of the surviving corporation, the Nevada corporation, on a the basis of one (1) share of the Utah corporation being converted into one (1) share of the Nevada corporation.

                                   ARTICLE VI
                  [REGISTERED OFFICE - THE NEVADA CORPORATION]

     The complete executed Merger Agreement is on file at the registered office of the surviving corporation, Western States Resources U.S. Inc., a Nevada corporation, at Suite 880, 50 West Liberty Street, Reno, Nevada 89501.

                                  ARTICLE VII
                            [COPY OF PLAN OF MERGER]

     A complete, executed Merger Agreement is on file at the registered office of the surviving corporation as set forth in Article VI above. A copy of the Merger Agreement will be furnished by Western States Resources U.S. Inc., a Nevada corporation, the surviving corporation, on request and without cost, to any stockholder of any corporation which is a party to the merger.

                                                                    Exhibit 3(i)

                                  ARTICLE VIII
                                [EFFECTIVE DATE]

     The effective date of the merger shall be the date these Articles of Merger are filed with the Secretary of State of Nevada. The Merger Agreement was filed on May 7, 1997 with the Division of Corporations and Commercial Code of the State of Utah.

     IN WITNESS WHEREOF, these Articles of Merger, having been duly approved by a resolution of the Boards of Directors and Stockholders of the Nevada corporation and the Utah corporation, is executed by the President and Secretary of both corporations.

     DATED  this  31st  day  of  March,  1997.

ATTEST:                                WESTERN  STATES  RESOURCES  U.S.  INC.
                                       A  Nevada  corporation

/s/  LaVonne  Frost                    By:/s/  Orville  V.  Burkinshaw
----------------------------------     -----------------------------------------
LaVonne  Frost,  Secretary             Orville  V.  Burkinshaw,  President

ATTEST:                                WESTERN  STATES  RESOURCES  INC.
                                       A  Utah  corporation

/s/  LaVonne  Frost                    By:/s/  Orville  V.  Burkinshaw
----------------------------------     -----------------------------------------
LaVonne  Frost,  Secretary             Orville  V.  Burkinshaw,  President





                                                                    Exhibit 3(i)

PROVINCE  OF  ALBERTA

CITY  OF  CALGARY

     The undersigned, a commissioner for Oaths, does hereby certify that on this 1st day of April, 1997, personally appeared before me ORVILLE V. BURKINSHAW, who being by me first duly sworn, declared that he is the President of Western States Resources US Inc., a Nevada corporation; that he signed the foregoing document as President of the corporation, and that the statements therein contained are true.

     IN WITNESS WHEREOF, I have set my hand and seal this 1st day of April, 1997.

                                     /s/  Roxanne  Kleine
                                     -------------------------------------------
                                     Commission  for  Oaths
                                     Residing  in  Calgary,  AB  Canada
My  Commission  Expires:
November  26,  1999



PROVINCE  OF  ALBERTA

CITY  OF  CALGARY

     The undersigned, a commissioner for Oaths, does hereby certify that on this 1st day of April, 1997, personally appeared before me ORVILLE V. BURKINSHAW, who being by me first duly sworn, declared that he is the President of Western States Resources Inc., a Utah corporation; that he signed the foregoing document as President of the corporation, and that the statements therein contained are true.

     IN WITNESS WHEREOF, I have set my hand and seal this 1st day of April, 1997.

                                    /s/  Roxanne  Kleine
                                    --------------------------------------------
                                    Commission  for  Oaths
                                    Residing  in  Calgary,  AB  Canada
My  Commission  Expires:
November  26,  1999

                                                                    Exhibit 3(i)
                                                                         Page 40

STATE  OF  NEVADA

COUNTY  OF  WASHOE

     The undersigned, a Notary Public, does hereby certify that on this 9th day of April, 1997, personally appeared before me LAVONNE FROST, who being by me first duly sworn, declared that she is the Secretary of WESTERN STATES RESOURCES US INC., a Nevada corporation; that she signed the foregoing document as Secretary of the corporation, and that the statements therein contained are true.

     IN WITNESS WHEREOF, I have set my hand and seal this 9th day of April, 1997.

                                    /s/  Margaret  A.  Oliver
                                    --------------------------------------------
                                    Notary  Public
                                    Residing  in  Carson  City  Nevada


[Seal]  MARGARET  A.  OLIVER
Notary  Public  -  State  of  Nevada
Appointment  Recorded  in  Washoe  County
MY  APPOINTMENT  EXPIRES  OCT.  10,  1998



STATE  OF  NEVADA

COUNTY  OF  WASHOE

     The undersigned, a Notary Public, does hereby certify that on this 9th day of April, 1997, personally appeared before me LAVONNE FROST, who being by me first duly sworn, declared that she is the Secretary of WESTERN STATES RESOURCES INC., a Utah corporation; that she signed the foregoing document as Secretary of the corporation, and that the statements therein contained are true.

     IN WITNESS WHEREOF, I have set my hand and seal this 9th day of April, 1997.

                                    /s/  Margaret  A.  Oliver
                                    --------------------------------------------
                                    Notary  Public
                                    Residing  in  Carson  City  Nevada


[Seal]  MARGARET  A.  OLIVER
Notary  Public  -  State  of  Nevada
Appointment  Recorded  in  Washoe  County
MY  APPOINTMENT  EXPIRES  OCT.  10,  1998




                                                                    Exhibit 3(i)

                               SECRETARY OF STATE

                    [THE GREAT SEAL OF THE STATE OF NEVADA]

                                STATE OF NEVADA



                                CORPORATE CHARTER



I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that WESTERN STATES RESOURCES US INC. did on February 24, 1997 file in this office the original Articles of Incorporation; that said Articles are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.



                                   IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, in Carson City, Nevada, on February 25, 1997.


                                   /s/  Dean  Heller

                                        Secretary  of  State
[THE  GREAT  SEAL  OF
THE  STATE  OF  NEVADA]

                                    By  /s/  Beverly  J.  Davenport

                                         Certification  Clerk




                                                                    Exhibit 3(i)
                                                                         Page 42

                FILED
         IN THE OFFICE OF THE
      SECRETARY OF STATE OF THE
          STATE OF NEVADA
            FEB 24 1997
           No. C3682-97
         /s/ Dean Heller
DEAN HELLER, SECRETARY OF STATE

                            ARTICLES OF INCORPORATION
                                       OF
                        WESTERN STATES RESOURCES US INC.

KNOW  ALL  MEN  BY  THESE  PRESENTS:

That we, the undersigned, for the purpose of association to establish a corporation for the transaction of business and the promotion and conduct of the objects and purposes hereinafter stated, under the provisions of and subject to the requirements of the laws of the State of Nevada, do make, record and file these ARTICLES OF INCORPORATION in writing and we do hereby certify:

                                        1

     That  the  name  of  said  corporation  shall  be:

                        WESTERN STATES RESOURCES US INC.

                                       11

     That the principal place of business of the corporation shall be 711 South Carson Street, Carson City, Nevada 89701 and that the resident agent in charge thereof shall be LaVonne L. Frost.

                                      111

     That the purpose for which said corporation is formed and the nature of the objects proposed to be transacted and carried on by it are:

     To operate and engage in any lawful business authorized under the incorporation laws of the State of Nevada or of any other State.



                                                                    Exhibit 3(i)

                                       IV

     That the maximum number of shares that the corporation is authorized to have outstanding at any time is 30,000,000 shares at $0.001 par value. Any and all shares issued by the corporation, the fixed consideration for which has been paid or delivered shall be deemed fully paid stock and not liable for any further call or assessment thereon, and the holders of such stock shall not be liable for any further assessments.

                                        V

     The members of the governing board of the corporation shall be styled "Directors". The board of Directors shall consist of not less than two (2) and not more than five (5) members.

                            FIRST BOARD OF DIRECTORS
                            ------------------------

     NAME                                 ADDRESS

     Orville  Victor  Burkinshaw          527-47th  Ave.  S.W.
                                          Calgary,  Alta.
                                          Canada  T2S  1C5

     Lavonne  L.  Frost                   711  South  Carson  St.
                                          Carson  City,  Nevada  89701

The  initial  number  of  stockholders  will  be  two  (2)

                                  INCORPORATORS
                                  -------------

SAME  AS  ABOVE  FIRST  BOARD  OF  DIRECTORS.

                                       VI

     This  corporation  shall  have  perpetual  existence.




                                                                    Exhibit 3(i)

IN WITNESS WHEREOF, the undersigned incorporators have executed these ARTICLES OF INCORPORATION this 18th day of Feb, 1997


                                    /s/  Orville  V.  Burkinshaw
                                    --------------------------------------------


                                   /s/  LaVonne  L.  Frost
                                   ---------------------------------------------


PROVINCE  OF  ALBERTA,  CANADA
CITY  OF  CALGARY

On this 18th day of February, 1997, before me, personally appeared ORVILLE BURKINSHAW known to me to be the person whose name is subscribed to the above document or attached document and acknowledged that he executed the same.


/s/  Roxane  Kleine
----------------------------
                                         Residing  at  The  City  of
                                         Calgary,  in  the  Province  of
                                         Alberta,  Canada.

                                         My  commission  expires:
                                         November  29,  1999



                                                                    Exhibit 3(i)

STATE  OF  NEVADA     )
                      :     ss.
COUNTY  OF  CARSON    )

     On this 20th day of February, 1997, personally appeared LaVonne L. Frost, known to me to be the person whose name is subscribed to the above or attached document and I hereby acknowledge that she executed the same.


                                    /s/  Darlene  Morrison
                                    --------------------------------------------
                                    Notary  Public


NOTARY  STAMP/SEAL

[Seal]     DARLENE  MORRISON
Notary  Public  -  State  of  Nevada
Appointment  Recorded  in  Douglas  County
MY  APPOINTMENT  EXPIRES  JAN.  15,  1998







                                                                    Exhibit 3(i)

                                     BYLAWS

                                       OF

                            Superior Oil and Gas Co.


                                    ARTICLE I

                                    OFFICES
                                    -------

          SECTION  1.  REGISTERED  OFFICE.  The  registered  office  of  the corporation  shall  be  established  and  maintained  at 50 West Liberty Street,

Suite  880,  Reno,  Nevada  89501.

          SECTION  2.  OTHER  OFFICES.  The  corporation may have other offices,

either  within  or  without  the State of Nevada, at such place or places as the

Board  of  Directors  may  from  time  to  time  appoint  or the business of the corporation  may  require.

                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS
                            ------------------------

          SECTION  1.  ANNUAL MEETINGS.  Annual meetings of stockholders for the election  of  directors  and  for  such  other  business as may be stated in the notice  of  the  meeting,  shall be held at such place, either within or without the  State  of  Nevada,  and at such time and date as the Board of Directors, by resolution,  shall  determine and as set forth in the notice of the meeting.  In the  event the Board of Directors fails to so determine the time, date and place


                                                                   Exhibit 3(ii)
of  meeting,  the  annual meeting of stockholders shall be held at the principal office  of  the  corporation on the third Tuesday of May of each year at 9 a.m.,

local  time.

          If the date of the annual meeting shall fall upon a legal holiday, the

meeting  shall  be  held  on  the next succeeding business day.   At each annual

meeting, the stock-holders entitled to vote shall elect a Board of Directors and they may transact such other corporate business as shall be stated in the notice of  the  meeting.

          SECTION 2.  OTHER MEETINGS.  Meetings of stock-holders for any purpose other than the election of directors may be held at such time and place as shall be  stated  in  the  notice  of  the  meeting.

          SECTION  3.  VOTING.  Each  stockholder entitled to vote in accordance with  the  terms of the Certificate of In-corporation and in accordance with the provisions of these Bylaws shall be entitled to one vote, in person or by proxy,

for each share of stock entitled to vote held by such stock-holder, but no proxy shall  be voted after three years from its date unless such proxy provides for a longer  period.  Upon  the demand of any stockholder, the vote for directors and the  vote  upon  any  question  before  the  meeting,  shall  be by ballot.  All elections for directors shall be decided by plurality vote of the shares present


                                                                   Exhibit 3(ii)
in  person  or  represent-ed by proxy at the meeting and entitled to vote on the election  of  directors;  and  all  other  questions  shall  be  decided by  the affirmative  vote of the majority of shares pre-sent in person or represented by proxy  at  the  meeting  and  entitled  to vote on the subject matter, except as otherwise provided by the  Certificate of Incorporation or the laws of the State of  Nevada.

          A  complete  list  of the stockholders entitled to vote at the ensuing election,  arranged  in  alphabetical  order, with  the address of each, and the number  of  shares  held  by  each,  shall  be  open  to  the examination of any stock-holder, for any purpose germane to  the meeting, during ordinary  business hours  for  a period of at least ten (10) days prior to the meeting, either at a place  within  the  city  where  the meeting is to be held, which place shall be specified  in  the  notice of the meeting, or, if not so specified, at the place where  the  meeting  is to be held.  The list shall also be produced and kept at the  time  and  place  of the meeting during the  whole time thereof, and may be inspected  by  any  stockholder  who  is  present.

          SECTION  4.  QUORUM.  Except  as  otherwise  required  by  law, by the

Certificate  of Incorporation or by these By-laws, the presence, in person or by

                                                                   Exhibit 3(ii)
proxy,  of  stockholders  holding thirty percent of the stock of the corporation entitled  to vote shall constitute a quorum at all meetings of the stockholders.

In  case a quorum shall not be present at any meeting, a majority in interest of the  stockholders entitled to vote thereat, present in person or by proxy, shall have  power to adjourn the meeting from time to time, without  notice other than announcement  at  the  meeting  until the requisite  amount of stock entitled to vote  shall  be  present.  At  any such adjourned meeting at which the requisite amount  of  stock  entitled  to  vote  shall be represented, any business may be transacted  which  might  have  been  transacted  at  the  meeting as originally noticed;  but  only  those  stockholders  entitled  to  vote  at  the meeting as originally  noticed shall be entitled to vote at any adjournment or adjournments thereof.

          SECTION  5.  SPECIAL  MEETINGS.  Special  meetings of the stockholders for  any  purpose or purposes may be called by holders of ten percent or more of the  outstanding  shares,  the  President  or Secretary, or by resolution of the directors.

          SECTION  6.  NOTICE  OF  MEETINGS.  Written notice, stating the place,

date  and  time  of  the  meeting,  and the general nature of the business to be considered,  shall  be given to each stockholder entitled to vote thereat at his address  as it appears on the records of the corporation, not less than ten (10)

                                                                   Exhibit 3(ii)
nor more than sixty (60) days before the date of the meeting.  No business other than  that  stated  in the notice shall be transacted at any meeting without the unanimous  consent  of  all  the  stockholders  entitled  to  vote  thereat.

          SECTION 7.  ACTION WITHOUT MEETING.  Unless other-wise provided by the

Certificate  of Incorporation, any action  required to be taken at any annual or special  meeting of stockholders, or any action which may be taken at any annual or  special  meeting,  may  be taken without a meeting, without prior notice and without  a  vote,  if  a  consent in writing, setting forth the action so taken,

shall  be  signed  by  the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at  a  meeting  at  which  all shares entitled  to vote thereon were present and voted.  Prompt notice of the taking of the corporate action without a meeting by less  than  unanimous  written  consent shall be given to those stockholders who have  not  consented  in  writing.

                                  ARTICLE III

                                   DIRECTORS
                                   ---------

          SECTION 1.  NUMBER AND TERM.  The number of directors  shall be one or more.  The  directors shall be elected at the annual meeting of the stockholders

                                                                   Exhibit 3(ii)
and  each director shall be elected to serve until his or her successor shall be elected  and  shall  qualify.  Directors  need  not  be  stock-holders.

          SECTION  2.  RESIGNATIONS.  Any  director,  member  of  a committee or other office may resign at any time.  Such resignation shall be made in writing,

and  shall  take  effect  at  the  time  specified  therein,  and  if no time be specified,  at  the  time  of  its  receipt  by the President or Secretary.  The acceptance  of  a  resignation  shall  not  be  necessary  to make it effective.

          SECTION  3.  VACANCIES.  If  the  office of any director,  member of a committee  or  other officer becomes vacant,  the remaining directors in office,

though  less  than a quorum by a majority vote, may appoint any qualified person to  fill  such  vacancy, who shall hold office for the unexpired  term and until his  successor  shall  be  duly  chosen.

          SECTION  4.  REMOVAL.  Any director or directors may be removed either for  or  without  cause  at any time by the affirmative vote of the holders of a majority  of  all  the  shares  of  stock outstanding and entitled to vote, at a special  meeting  of  the stockholders  called for the purpose and the vacancies thus  created may be filled, at the meeting held for the purpose of removal,  by the  affirmative  vote of a majority in interest of the stockholders entitled to vote.

                                                                   Exhibit 3(ii)

          SECTION  5.  INCREASE  OF  NUMBER.  The  number  of  directors  may be increased  by  amendment  of  these Bylaws by the affirmative vote of a majority vote  of a majority in interest of the stockholders, at the annual meeting or at a  special  meeting  called  for  that  purpose, and by like vote the additional directors  may  be  chosen  at such meeting to hold office until the next annual election  and  until  their  successors  are  elected  and  qualify.

          SECTION  6.  POWERS.  The Board of Directors shall exercise all of the powers  of  the  corporation except such as are by law, or by the Certificate of

Incorporation  of  the corporation or by these Bylaws conferred upon or reserved to  the  stockholders.

          SECTION  7.  COMMITTEES.  The Board of Directors may, by resolution or resolutions  passed  by  a  majority  of  the whole board, designate one or more committees,  each  committee  to consist  of one or more of the directors of the corporation.  Any  such  committee,  to the extent provided in the resolution of the Board of Directors, or in these By-laws, shall have and may exercise all the powers  and  authority  of  the  Board  of  Directors  in  the management of the business  and  affairs  of  the  corporation,  and may authorize the seal of the corporation  to  be  affixed  to  all  papers which may re-quire it; but no such committee  shall  have  the  power  or  authority  in  reference to amending the

                                                                   Exhibit 3(ii)

Certificate   of   Incorporation,   adopting   an   agreement   of   merger   or

consolidation,  recommending to the stockholders the sale, lease or exchange  of all  or substantially all of the corporation's property and assets, recommending to  the  stockholders  a  dissolution  of  the corporation  or a revocation of a dissolution,  or  amending  the  Bylaws  of  the  corporation;  and, unless the resolution,  these  Bylaws  or  the  Certificate  of Incorporation  expressly so provide,  no  such  committee  shall  have  the  power or authority to declare a dividend  or  to  authorize  the  issuance  of  stock.

          SECTION  8.  ANNUAL  MEETINGS.  The annual meeting of the Board may be held  at  such time and place as shall be fixed by a vote of the shareholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected  directors  in  order  to  legally  constitute  such  meeting.

          SECTION  9.  REGULAR  MEETINGS.  Regular meetings of the directors may be  held  without  notice  at such places and times as shall be deter-mined from time  to  time  by  resolution  of  the  directors.

          SECTION  10.  SPECIAL  MEETINGS.  Special meetings of the board may be called  by  the President or by the Secretary  on the written request of any two

                                                                   Exhibit 3(ii)

(2)  directors  on  at  least two (2) days' notice to each director and shall be held  at such place or places as may be determined by the directors, or as shall be  stated  in  the  call  of  the  meeting.

          SECTION  11.  QUORUM.  A  majority of the directors shall constitute a quorum  for  the  transaction of business.  If at any meeting of the board there shall be less than a quorum present, a majority of those present may adjourn the meeting  from  time  to  time  until a quorum is obtained, and no further notice thereof  need be given other than by announcement  at the meeting which shall be so  adjourned.

          SECTION  12.  COMPENSATION.  Directors  shall  not  receive any stated

salary  for  their  services  as  directors  or as members of committees, but by resolution  of  the  board a fixed fee and expenses of attendance may be allowed

for attendance at each meeting.   Nothing herein contained shall be construed to

preclude  any director from serving the corporation  in any other capacity as an officer,  agent  or  other-wise,  and  receiving  compensation  therefor.

          SECTION 13.  ACTION WITHOUT MEETING.  Any action required or permitted to  be  taken  at  any  meeting  of  the Board of Directors, or of any committee thereof,  may  be  taken  without  a  meeting, if prior to such action a written

                                                                   Exhibit 3(ii)
consent  thereto is  signed by all members of the board, or of such committee as the  case  may  be,  and  such  written  consent  is  filed  with the minutes of proceedings  of  the  board  or  committee.

                                   ARTICLE IV

                                    OFFICERS
                                    --------

          SECTION  1.  OFFICERS.  The  officers  of  the corporation  shall be a

President,  a  Treasurer,  and  a Secretary, all of whom shall be elected by the

Board  of Directors and who shall hold office until their successors are elected and  qualified.  In  addition,  the Board of Directors may elect a Chairman, one

(1)  or  more  Vice  Presidents  and  such  Assistant  Secretaries and Assistant

Treasurers  as  they  may deem proper.   None of the officers of the corporation

need  be  directors.   The officers shall be elected at the first meeting of the

Board  of Directors after each annual meeting.  More than two (2) offices may be held  by  the  same  person.

          SECTION  2.  OTHER  OFFICERS  AND  AGENTS.  The Board of Directors may

appoint  such other officers and agents as it may deem advisable, who shall hold their  offices  for  such  terms and shall exercise such powers and perform such duties  as  shall  be  determined  from  time to time by the Board of Directors.

                                                                   Exhibit 3(ii)

          SECTION  3.  CHAIRMAN.  The Chairman of the Board of Directors, if one

be  elected,  shall  preside  at  all meetings  of the Board of Directors and he shall have and perform such other duties as from time to time may be assigned to him  by  the  Board  of  Directors.

          SECTION  4.  PRESIDENT.  The  President  shall  be the chief executive officer  of  the  corporation  and  shall  have the general powers and duties of supervision  and  management  usually  vested  in  the  office of President of a corporation.  He  shall  preside at all meetings of the stockholders if pre-sent thereat,  and  in  the  absence  or non-election of the Chairman of the Board of

Directors,  at  all  meetings  of the Board of Directors, and shall have general supervision,  direction  and control of the business of the corporation.  Except as  the  Board of Directors shall authorize the execution  thereof in some other manner,  he  shall execute bonds, mortgages and other contracts in behalf of the corporation,  and shall cause the seal to be affixed to any instrument requiring it  and  when  so  affixed  the  seal  shall be attested by the signature of the

Secretary  or  an  Assistant  Secretary.

          SECTION  5.  VICE  PRESIDENT.  Each  Vice  President  shall  have such powers  and  shall  perform  such  duties  as  shall  be  assigned to him by the directors.

                                                                   Exhibit 3(ii)

          SECTION  6.  TREASURER.  The  Treasurer  shall have the custody of the corporate  funds  and  securities  and  shall keep full and accurate accounts of receipts  and  disbursements  in  books belonging  to the corporation.  He shall deposit  all  monies  and  other  valuables in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors.

          SECTION  7.  SECRETARY.  The  Secretary  shall  give,  or  cause to be given,  notice  of  all  meetings  of  stockholders and directors, and all other notices  required  by  law  or  by  these  Bylaws, and in case of his absence or refusal  or  neglect  so  to  do,  any  such notice  may be given by any per-son thereunto directed by the President, or by the directors,  or stockholders, upon whose  requisition  the meeting is called as provided in these Bylaws.  He shall record  all  the  proceedings  of  the  meetings  of  the corporation and of the directors  in  a book  to be kept for that purpose, and shall perform such other duties  as  may  be assigned to him by the directors or the President.  He shall have  custody  of  the  seal  of the corporation and shall affix the same to all instruments  requiring  it,  when  authorized by the directors or the President,

and  attest  the  same.

                                                                   Exhibit 3(ii)

          SECTION 8.  ASSISTANT TREASURERS AND ASSISTANT SECRETARIES.  Assistant

Treasurers  and  Assistant Secretaries, if  any, shall be elected and shall have such  powers  and  shall  perform  such  duties  as  shall  be assigned to them,

respectively,  by  the  directors.

          SECTION  9.   SALARIES.   The  salaries   of  all   officers  of   the

corporation  shall  be  fixed  by  the  Board  of  Directors.

          SECTION  10.  REMOVAL.  Any officer elected or  appointed by the Board of  Directors may be removed from office,  with or without cause, at any time by the  affirmative  vote  of a majority of the directors present at any meeting of the  Board  at  which  a  quorum  is  present.

                                    ARTICLE V

                                  MISCELLANEOUS
                                  -------------

          SECTION  1.  CERTIFICATES  OF STOCK.  Certificates of stock, signed by the  President  or Vice President, and the  Treasurer or an Assistant Treasurer,

or  Secretary  or  an  Assistant Secretary,  shall be issued to each stockholder

certifying  the   number  of shares owned by him in the corporation.   Any of or

all  the  signatures  may  be  facsimiles.

          SECTION  2.  LOST  CERTIFICATES.  A  new  certificate  of stock may be issued  in  the  place of any certificate theretofore issued by the corporation,

                                                                   Exhibit 3(ii)
alleged  to  have  been  lost  or  destroyed,  and  the  directors may, in their discretion,  require  the  owner  of the  lost or destroyed  certificate, or his legal  representatives,  to give the corporation a bond, in such sum as they may direct,  not  exceeding  double  the  value  of  the  stock,  to  indemnify  the corporation  against  any  claim  that  may be made against it on account of the alleged  loss  of  any  such  certificate,  or  the  issuance  of  any  such new certificate.

          SECTION  3.  TRANSFER  OF  SHARES.  The  shares  of  stock  of  the corporation  shall be transferable only upon its books by the holders thereof in person or by their duly authorized  attorneys or legal representatives, and upon such  transfer  the  old certificates shall be surrendered to the corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers,  or  to such other person  as the directors may designate, by whom they shall  be  cancelled, and new certificates shall thereupon be is-sued.  A record shall  be  made  of  each  transfer  and  when-ever a transfer shall be made for collateral  security,  and not absolutely, it shall be so expressed in the entry of  the  transfer.

          SECTION  4.  STOCKHOLDERS  RECORD DATE.  In order that the corporation may  determine  the stockholders entitled to notice of or to vote at any meeting

of  stockholders  or  any   adjournment  thereof,   or  to  express  consent  to

                                                                   Exhibit 3(ii)
corporation  action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for  the  purpose of any other lawful action, the Board of Directors may fix, in advance,  a  record  date, which shall not be more than sixty (60) nor less than ten  (10)  days  be-fore the date of such meeting, nor more than sixty (60) days prior  to  any other action.  A determination of stockholders of record entitled to  notice  of  or  to  vote  at  a  meeting  of stockholders shall apply to any adjournment  of  the meeting; provided, however, that the Board of Directors may fix  a  new  record  date  for  the  adjourned  meeting.

          SECTION  5.  REGISTERED  STOCKHOLDERS.  The  corporation   shall  be

entitled  to  treat the holder of record of any share or shares as the holder in fact  thereof,  and, accordingly,  shall not be bound to recognize any equitable or  other  claim  to  or interest in such share on the part of any other person,

whether  or  not it shall have express or other notice thereof, except as may be otherwise  expressly  provided  by  the  laws  of  Nevada.

          SECTION  6.  DIVIDENDS.  Subject  to the provisions of the Certificate of  Incorporation,  the  Board  of Directors may, out of funds legally available

                                                                   Exhibit 3(ii)
therefor  at  any regular or special meeting, declare dividends upon the capital stock  of the corporation as and when they deem expedient.  Before declaring any dividend  there  may  be set apart out of any funds of the corporation available for  dividends,  such  sum or sums as the directors from or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors  shall  deem  conducive  to  the  interests  of  the  corporation.

          SECTION  7.  SEAL.  The  corporate  seal shall be circular in form and shall contain the name of the corporation  and the words "CORPORATE SEAL."  Said seal  may  be  used  by  causing  it  or a  facsimile thereof to be impressed or affixed  or  reproduced  or  other-wise.

          SECTION  8.  FISCAL YEAR.  The fiscal year of the corporation shall be determined  by  resolution  of  the  Board  of  Directors.

          SECTION  9.  CHECKS.  All  checks,  drafts  or  other  orders  for the payment of money, notes or other evidences of indebtedness issued in the name of the  corporation shall be signed by such officer or officers, agent or agents of the  corporation, and in such manner as shall be determined from time to time by resolution  of  the  Board  of  Directors.

                                                                   Exhibit 3(ii)

          SECTION 10.  NOTICE.  When-ever any notice is required by these Bylaws to  be  given,  personal notice is not meant unless expressly so stated, and any notice  so required  shall be deemed to be sufficient if given by depositing the same  in  the  United  States  mail,  postage  prepaid,  addressed to the person entitled thereto at his address as it appears on the records of the corporation,

and  such  notice shall be deemed to have been given on the day of such mailing.

Stockholders not entitled to vote shall not be entitled to receive notice of any meetings  except  as  otherwise  provided  by  Statute.

          SECTION  11.  WAIVER  OF  NOTICE.  Whenever  any  notice  whatever  is required  to  be given under the provisions of any law, or under the pro-visions of  the  Certificate  of  Incorporation  of  the corporation or  these Bylaws, a waiver  thereof  in  writing,  signed  by the person or persons entitled to said notice,  whether  before  or  after  the  time  stated  therein, shall be deemed equivalent  thereto.








                                                                   Exhibit 3(ii)

                                   ARTICLE VI

                    INDEMNIFICATION OF OFFICERS, DIRECTORS,
                    ---------------------------------------
                              EMPLOYEES AND AGENTS
                              --------------------

          To  the extent and in the manner permitted by the laws of the State of

Nevada,  and  specifically  as  is  permitted  under  Section 1031 of the Nevada

General  Corporation  Act, the corporation shall indemnify any person who was or is  a  party  or  is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative,  other  than  an action by or in the right of the corporation, by reason  of  the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as  a director, officer, employee or agent of another corporation, partner-ship,

joint venture, trust or other enterprise against  expenses, including attorneys'

fees,  judgments,  fines  and  amounts  paid  in  settlement.

                                  ARTICLE VII

                                   AMENDMENTS
                                   ----------

          These  Bylaws may be altered or repealed and Bylaws may be made at any annual  meeting  of the stockholders or at any special meeting thereof if notice of the proposed alteration  or repeal or Bylaw or Bylaws to be made be contained in  the notice of such special meeting, by the affirmative vote of a majority of

                                                                   Exhibit 3(ii)
the  stock  issued  and  outstanding  and  entitled  to  vote thereat, or by the affirmative vote of a majority of the Board of Directors, at any regular meeting of  the Board of Directors, or at any special meeting of the Board of Directors,

if  notice  of the proposed alteration or repeal, or Bylaw or Bylaws to be made,

be  contained  in  the  notice  of  such  special  meeting.

DATED:     June  4,  1997

                                             /s/  Will  Lott  III
                                             -----------------------------------
                                             Will  Lott  III

                                             /s/  Bill  Sparks
                                             -----------------------------------
                                             Bill  Sparks

                                             /s/  Charles  R.  Baker
                                             -----------------------------------
                                             Charles  R.  Baker






                                                                   Exhibit 3(ii)

                             John R. Benjamin, P.C.
                          Certified Public Accountant
                        6310 East Thomas Road, Suite 324
                            Scottsdale, Arizona 85251
                                 (480) 970-0383
                              Fax: (480) 970-7678
                          E-mail: john@benjamincpa.com



                                January 14, 2003







Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.   20549

                                       Re:     Superior  Oil  and  Gas  Co.

Gentlemen:

I have been provided a copy of the Form 10-SB registration statement of Superior Oil and Gas Co. I have read the disclosures in Item 3 of such Form 10-SB and agree with the statements made by the issuer.

Sincerely,


/s/  John  R.  Benjamin,  CPA

John  R.  Benjamin,  P.C.













                                                                      Exhibit 16
                                                                         Page 66